

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-mail
Michael J. Ulrich
Vice President
The Bank of New York Mellon Trust Company
Global Corporate Trust
919 Congress
Austin, Texas 78701

> **Re:** **VOC Energy Trust**
> **Form 10-K for Fiscal Year**
> **Ended December 31, 2013**
> **Filed March 13, 2014**
> **Supplemental Response dated October 7, 2014**
> **File No. 1-35160**

Dear Mr. Ulrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Producing Acreage and Well Counts, page 19

1.    We note from your response to comment 2 in our letter dated September 24, 2014 that VOC Brazos has undeveloped proved reserves on acreage that is otherwise developed. Please tell us the specific facts and circumstances you considered in determining that the acreage associated with your undeveloped proved reserves should be disclosed as developed acreage under Item 1208(b) of Regulation S-K.

Notes to Financial Statements

<u>Note K – Disclosures about Oil and Gas Activities, page 64</u>

<u>Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves, page 66</u>

2.      Your response to comment 7 in our letter dated September 24, 2014 states that the adjustment for "changes in production rates, timing and other" to your disclosure of the changes in standardized discounted cash flows is the result of operator initiatives such as changes in completion strategies aimed at increasing the rate at which previously estimated reserve quantities will be realized.  As it appears that this type of strategy would result in a positive adjustment to the standardized measure of discounted future net cash flows, please explain why the related change is a negative dollar amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters and John Hodgin at (202) 551-3699 if you have questions regarding comments on the engineering related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief